P.E 7/30/02

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Exhibit list on Pg. 2

1-14460

02050082

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2002

SEC MAIL PROCESSING RECEIVED AUG 0 2 2002 WASH. D.C. 154 SECTION

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Registrant's telephone, including area code: **(403) 225-7000**

Former name or former address, if changed since last report: **Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #02-011 dated July 30, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

NEWS RELEASE

& Q2 INTERIM REPORT

01-011

Date: July 30, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Tel: (403) 225-7357
Fax: (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

Second quarter results meet expectations and outlook for second half improving.

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta -- Agrium Inc. (TSE and NYSE: **AGU**) announced today that its net earnings for the second quarter ended June 30, 2002 were $23-million ($0.16 per common share), a decline from $45-million ($0.37 per common share) for the same period in 2001. However, earnings for the quarter exceeded the First Call consensus estimate of $0.13 per common share. The net loss for the first six months of 2002 was $13-million ($0.16 per common share), a decline from net earnings of $52-million ($0.41 per common share) for the same period in 2001.

"While we were on track with market expectations, recording a net loss for the first six months is very disappointing," said John Van Brunt, Agrium's President and CEO. "It's the first time since the Company went public in 1993 that a loss was recorded for this period which includes the major spring application season. Lower international nitrogen prices, continued drought in parts of Western Canada, natural gas hedging losses and further currency translation charges in Argentina all combined to produce the weak results. Prices in North America this spring were negatively impacted by cash flow pressures facing a number of producers combined with the experience of high inventory carry-over following the poor 2001 spring season. The long, drawn-out spring application season in North America also contributed to a delay in price increases. However, we have already seen indications that the second half of 2002 should be an improvement over the second half of 2001. This recovery should continue into 2003 and onward as global supply and demand balances tighten. In the last two months, grain prices, nitrogen prices and phosphate prices have all begun to move higher in response to tighter market conditions."

Unfortunately, the forecasted improvement in global nitrogen prices did not materialize until late in the spring season and therefore did not have the expected benefit on second quarter revenue. Overall sales volumes recovered from 2001 although Western Canadian volumes did not meet expectations. This was a major disappointment as Western Canada is a key market for Agrium. Western Canada was impacted by drought this spring, especially in the province of Saskatchewan, and by above average nitrogen carry-over in soils in some locations across the prairies as a result of low 2001 crop yields. Shipping additional product to the U.S. and reduced production at a number of the facilities also led to higher than expected cost of product sold.

Results for North American Retail were also lower than expected. While the percentage margin for fertilizer was similar to 2001, Retail recorded lower gross profit as a result of lower selling prices and revenue.

Natural gas is the major cost component of nitrogen fertilizer. NYMEX, the North American benchmark 3-day average natural gas price averaged $2.88 per MMBtu during the first six months of 2002. Agrium's natural gas cost for the first six months of 2002 incorporated approximately $24-million in realized losses on gas derivative contracts. However, Agrium's gas cost was lower and less volatile than NYMEX as a result of long-term gas supply agreements at Kenai, Alaska and Profertil, Argentina and a cost advantage for natural gas purchased in Western Canada. Agrium's overall gas costs averaged approximately $2.46 per MMBtu or 85 percent of NYMEX prices for the first half of 2002. Based on existing contracts in place and the current forward strip, Agrium's overall gas cost expected for the remainder of 2002 is $2.35 per MMBtu. This is approximately 74 percent of the current NYMEX forward strip of $3.16 per MMBtu.

OTHER SECOND QUARTER HIGHLIGHTS

- **Unocal Dispute.** Agrium continues to dispute with Union Oil Company of California (Unocal) on three issues related to Agrium's purchase of certain nitrogen assets from Unocal on September 30, 2000. These issues, described in Note 21 of Agrium's 2001 Annual Report, are Unocal's gas supply and deliverability obligations, environmental liabilities and the Earn-out payment. On June 10, 2002 Agrium filed a lawsuit against Unocal in State Court in Los Angeles. Agrium seeks judgment for compensatory damages and restitution, punitive damages, and certain declaratory relief relating to gas supply, Earn-out, and environmental matters. Unocal contemporaneously filed suit against Agrium in Federal Court in Los Angeles. Unocal's claims include damages for breach of contract for non-payment of the Earn-out in 2001. In July 2002, Unocal arbitrarily reduced gas supply to the Kenai facility to 132,000 Mcf per day from 155,000 Mcf per day and has asserted that its average delivery obligation is 120,000 Mcf per day for the next 12 months commencing July 1, 2002. Agrium is disputing Unocal's attempt to reduce deliveries from the existing, agreed delivery schedule, and put Unocal on notice that to do so is a breach of contract for which Agrium will seek full damages. Agrium also continues to explore other supply options and is meeting all its customer needs from current production.
- **Argentine Charges.** The Argentina situation remains volatile as the Argentine Peso continued to weaken against the U.S. dollar throughout the second quarter. Since the Peso was unpegged from the U.S. dollar, the conversion rate as reflected in Agrium's Balance Sheet has changed from 1.7 to 1.0 at December 31, 2001 to 3.0 to 1.0 at March 31, 2002 to 3.8 to 1.0 at June 30, 2002. For the quarter ended June 30, 2002, $7-million in pre-tax losses were recorded due to Peso devaluation, primarily relating to long-term Value Added Tax receivables from the Argentine government. However, this loss was more than offset by $9-million in gains during the quarter relating to the collection of U.S. dollar based receivables at more favourable exchange rates than had been provided for at December 31, 2001. As a result, the net effect of currency translation and the forced conversion of December 31, 2001 accounts receivable in Argentina (Argentine Charges) was a gain of $2-million for the second quarter ending June 30, 2002 and a loss of $8-million for the first six months of 2002. Excluding the effect of the Argentine Charges, Agrium's net earnings for the second quarter ended June 30, 2002 were $21-million ($0.15 per common share) and the net loss for the first six months of 2002 was $5-million ($0.09 per common share).
- **Revised gas pricing in Argentina.** Profertil reached an agreement on natural gas pricing with its three suppliers for the period January 1, 2002 through September 30, 2002. As a result, Agrium recognized a benefit of $2-million against cost of product in the second quarter, 2002 results of South America Wholesale for natural gas costs for the first six months of the year. Negotiations continue for the fourth quarter, 2002 and future years. The three gas contracts expire in 2012.
- **Inventory Management.** On May 10, 2002 the Company temporarily shutdown the ammonia plant at the Fort Saskatchewan, Alberta nitrogen facility. Agrium's commitment to monitor market conditions and adjust production rates accordingly led to the curtailment. On July 6, 2002 the ammonia plant was restarted due to reduced inventory levels and lower natural gas costs, partly attributable to the widening differential between NYMEX and AECO gas prices. This ammonia production is required to meet expected customer demand.
- **Kapuskasing, Ontario Mine sets production records.** During the second quarter, 2002 the Kapuskasing phosphate rock facility achieved production records in both April and May. April production was a record 91,700 metric tonnes and May production a record 92,200 metric tonnes, or 107 and 104 percent of daily design capacity, respectively.

OUTLOOK

In North America, overall fertilizer consumption for the year ending June 30, 2002 rebounded modestly from the previous year. Current estimates are that nitrogen and phosphate consumption was up approximately 2 percent overall, with potash consumption remaining relatively flat. For nitrogen however, this recovery did not fully compensate for the decrease of approximately 7 percent experienced the previous year. In addition, there were important regional differences in consumption. U.S. consumption of nitrogen was up an estimated 5 percent year-over-year due to the combination of higher corn acreage and higher application rates as farmers faced lower input costs this year, especially for nitrogen. Western Canadian nitrogen consumption, however, was down an estimated 15 to 20 percent due to the effects of prolonged drought and above average nitrogen carry-over in soils.

Despite the lower than anticipated demand, North American inventories of nitrogen and phosphate are currently below five-year averages. At the end of June 2002, North American nitrogen inventories were approximately 20 percent below average inventory levels for the previous five years according to The Fertilizer Institute reports. Phosphate inventories in the U.S. are approximately 28 percent below average inventory levels for the previous five years. Agrium's inventories are also much lower than last year when high inventories following the spring season led to a number of plant shutdowns and production curtailments.

Hot and dry weather across parts of North America this summer is serving to increase concerns that crop yields will suffer this growing season. As grain inventories in North America and worldwide are already relatively low, these concerns are leading to higher prices for most crops including wheat, soybean and corn. As of late-July 2002, U.S. mid-west cash prices for wheat are $3.68 per bushel versus $2.70 at the same time last year. Soybean prices are also up to $5.76 per bushel versus $5.02 at the same time last year. Cash prices for corn are up to $2.45 per bushel from $1.96 per bushel at the same time last year and have rallied over the past few months from a low of $1.87 per bushel in early May.

The combination of low industry nitrogen and phosphate inventories, reduced nitrogen imports into North America and higher grain pricing are creating a positive outlook for the second half of 2002 and forward. U.S. Gulf Coast ammonia and urea prices and Florida phosphate prices have strengthened over the past two months in response to these factors. We believe that nitrogen prices will continue to strengthen over the balance of this year as the nitrogen market continues to tighten. This trend should be supported by the fact that very little new nitrogen capacity is scheduled to come on in the world through to 2005 at a minimum.

Argentina has experienced favorable weather for agriculture in 2002. The government is encouraging agricultural exports by reducing export taxes on specialty crops and reducing Value Added Tax on exports by 50 percent. Recent government resolutions have also clarified collection of U.S. dollar denominated accounts receivable to the benefit of the agricultural industry. Despite an anticipated decrease of 20 to 30 percent in domestic fertilizer consumption, in part due to increased plantings of soybean, both South America Wholesale and Retail are continuing to experience the anticipated benefits of devaluation through significant reduction of costs. Devaluation risk for South America Retail is being mitigated by prudent advance purchasing of products. South America Wholesale has minimal exposure to such risk due to its export focus.

Based on several factors, Agrium believes earnings for the second half of 2002 will be approximately $0.10 per common share. This is a significant improvement over the second half of 2001, which resulted in a loss of $0.89 per common share, including a loss of $0.43 per common share due to the Argentine Charges. This forecast assumes benchmark New Orleans, Louisiana (NOLA) ammonia and urea prices are $151 and $132 per metric tonne, respectively, for the third quarter and $167 and $140 per metric tonne, respectively, for the fourth quarter. Current NOLA ammonia and urea prices are $150 and $132 per metric tonne, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

North America Wholesale earnings before interest expense and income taxes (EBIT) was $4-million for the first six months of 2002, a sharp decrease from EBIT of $110-million for the first six months of 2001. The primary reason for the decrease was lower nitrogen prices and natural gas hedging losses. For the first six months of 2002, the U.S. Gulf Coast ammonia price averaged $139 per metric tonne, compared to $247 per metric tonne for the same period in 2001. Lower nitrogen prices affected all of North America Wholesale's approximately 2.7 million metric tonnes of nitrogen sales in the first six months of 2002. The first six months of 2002 cost of product sold also incorporated $22-million in natural gas hedging losses compared to $66-million in hedging gains for the same period of 2001. South America Wholesale EBIT was $6-million, before Argentine Charges, compared to EBIT of $4-million for the first six months of

2001. After including the Argentine Charges, the loss before interest expense and income taxes was $11-million for the first six months of 2002.

North America Retail recorded EBIT of $28-million for the first six months of 2002 compared to $35-million for the same period in 2001. The primary reason for the decrease was lower nitrogen prices, which resulted in lower gross profit even though margin percentages remained similar. South America Retail EBIT for the first six months of 2002 was $5-million, before Argentine Charges, an improvement from a loss of $2-million in 2001. After including the Argentine Charges, EBIT was $14-million for the first six months of 2002.

Segmented Results

The following commentary should be read in conjunction with the segmented financial and operating data tables attached.

North America – Wholesale

Nitrogen

Sales volumes were up 15 percent from the first six months of 2001 to 2.7 million metric tonnes primarily due to increased sales to U.S. customers. Average costs per metric tonne were also down approximately nine percent from 2001 reflecting lower gas costs and greater production efficiency compared to 2001. The major reason for the sharp decline in gross profit was significantly lower prices. Compared to the first six months of 2001, average realized prices were lower by $62 per metric tonne. Overall nitrogen margins fell by $50 per metric tonne, dropping from $57 per metric tonne in the first six months of 2001 to $7 per metric tonne in the first six months of 2002. As a result, gross profit for nitrogen was $20-million for the first six months of 2002 compared to $135-million for the same period in 2001.

Phosphate

Sales volumes were up 50 percent from the first six months of 2001 to 569,000 metric tonnes. This increase was primarily the result of better production volumes from both the Conda, Idaho and Redwater, Alberta facilities. Redwater's performance was also related to improved phosphate rock production from the Kapuskasing, Ontario facility. Prices for phosphate for the first six months of 2002 were down nine percent from 2001. However, per metric tonne costs of goods sold were down even more at 16 percent or $35 per metric tonne, resulting in an overall margin of $15 per metric tonne. The improvement in costs per metric tonne was also the result of better production volumes from Conda and Redwater and the lower cost of phosphate rock from Kapuskasing. As a result, gross profit for phosphate was $15-million for the first six months of 2002 compared to $4-million for the same period in 2001.

Potash

Sales volumes were up 24 percent from the first six months of 2001 to 890,000 metric tonnes. This increase was due to higher sales volumes in both the North American and export markets. However, prices were $3 per metric tonne lower compared to the same period in 2001. The overall margin for the period was $42 per metric tonne compared to $43 per metric tonne for the first six months of 2001. As a result, gross profit for potash was $37-million for the first six months of 2002 compared to $31-million for the same period in 2001.

Sulphate and Other Products

Gross profit for sulphate and other products was $14-million for the first six months of 2002 compared to $9-million for the same period last year.

North America - Retail

For the first six months of 2002, North America Retail revenues and gross profit were both down $8-million, respectively, from the same period in 2001. Higher fertilizer sales volumes, primarily due to a rebound in sales in the U.S. Pacific northwest, were more than offset by the impact of lower nitrogen prices. Overall, fertilizer revenues were down $24-million which had a $6-million impact on gross profit based on a consistent year-over-year margin of 28 percent. Chemical revenues were up year-over-year although gross profit was down due to lower per unit margins.

South America - Wholesale
Gross profit for the first six months of 2002 was $17-million compared to $14-million for the same period in 2001. The higher gross profit was primarily attributable to lower production costs as a result of the devaluation of the Argentine Peso.

South America – Retail
Gross profit for South America Retail increased to $9-million for the first six months of 2002 compared to $7-million for the same period of 2001. This increase was achieved despite a significant drop in revenues from $28-million in 2001 to $15-million in 2002. The lower level of revenues reflects the reduced level of business activity in Argentina during the first six months of 2002 as a result of the economic uncertainty in the country.

Other
Other represents corporate functions and inter-segment eliminations. The loss before interest expense and income taxes was $17-million for the first six months of 2002 compared to a loss of $27-million for the same period in 2001.

Interest expense
Interest expense for the six months ended June 30, 2002, was $33-million, down from $37-million for the same period in 2001. Lower interest costs were primarily the result of reduced short-term indebtedness due to lower inventory levels in 2002 and the reduction of short-term indebtedness from the proceeds of the 11.2 million common share equity offering in March 2002.

Financial

Cash flow from operating activities for the six months ended June 30, 2002, was $80-million compared to $99-million for the first six months of 2001. Lower cash flow from operations was primarily the result of lower earnings for the first six months of 2002.

Net working capital at June 30, 2002, was $276-million, an increase of $15-million from the prior year, primarily due to lower current bank indebtedness at June 30, 2002. Current bank indebtedness was $10-million compared to $183-million at June 30, 2001 as a result of lower inventory, accounts receivable and proceeds from the March 2002 equity offering. The lower inventory is attributable to both a lower quantity of product in inventory at June 30, 2002 and lower unit costs, primarily as a result of lower gas costs. Bank indebtedness is comprised of short-term financing which is being used to fund working capital requirements in North America and at the Profertil, Argentina facility.

In March 2002, Agrium entered into a "bought deal" financing with a syndicate of underwriters to issue 11.2 million common shares at $9.85 per common share. Concurrent with this financing, the revolving credit facilities were reduced from $375-million to $281-million, and certain related covenants were favourably amended. The total proceeds from the issue, net of expenses, was $108-million.

SUPPLEMENTARY DISCLOSURE

The Corporation believes that the disclosure of certain Supplementary information is useful to the investor although such information is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), earnings before interest expense and income tax (EBIT) is a useful supplementary measure as it provides investors with a historical perspective of earnings available prior to debt service and income taxes. The Corporation's method of calculating EBIT may differ from other companies and accordingly EBIT may not be comparable to measures used by other companies.

Management also believes that disclosure of net earnings (losses) before and after the impact of Argentine Charges provides the investor with an understanding of its exposure to Argentina, and the impact of Argentina on its other operations.

Investors should be cautious, however, that these measures not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance.

OTHER

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the future supply and demand for fertilizers, the future prices of nitrogen, phosphate and potash, the level and volatility of natural gas prices, the differential pricing of natural gas in various markets, the outcome of the dispute between the Corporation and Unocal, the future gas prices and availability at Kenai, the U.S. dollar-Argentine Peso exchange rate, economic activity in the Argentine agricultural sector, the outcome of the Argentine gas price negotiations, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, weather conditions in North America, the carry-over of nitrogen and soil in farmlands, future grain and crop prices, future levels of nitrogen imports into North America, future nitrogen production capacity, Argentine governmental agricultural policies, Argentine domestic fertilizer consumption and the effect of the Argentine devaluation on Profertil's cost of production.

A WEBSITE SIMULCAST
of the 2nd Quarter Conference Call will be available in a listen-only mode beginning
July 31 at 8:30 a.m. MDT (10:30 a.m. EDT)
Please log in the following website: **www.agrium.com**

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
Sales	**$ 829**	$ 832	**$ 1,167**	$ 1,242
Direct freight	**37**	29	**58**	58
Net sales	**792**	803	**1,109**	1,184
Cost of product	**619**	589	**865**	845
Gross profit	**173**	214	**244**	339
Expenses				
Selling, general and administrative	**67**	74	**121**	132
Depreciation, depletion and amortization	**32**	31	**66**	63
Other expenses	**21**	18	**31**	24
Argentine charges - Peso translation	**7**	-	**19**	-
- US dollar forced conversion recovery	**(9)**	-	**(11)**	-
	118	123	**226**	219
Earnings before interest expense and income taxes	**55**	91	**18**	120
Interest on long-term debt	**15**	15	**30**	26
Other interest	**1**	4	**3**	11
Earnings (loss) before income taxes	**39**	72	**(15)**	83
Income tax (recovery) expense	**16**	27	**(2)**	31
Net earnings (loss)	**23**	45	**(13)**	52
Retained earnings - beginning of period	**206**	319	**245**	315
Common share dividends declared	**(7)**	(6)	**(7)**	(6)
Preferred securities charges	**(2)**	(3)	**(5)**	(6)
Retained earnings - end of period	**$ 220**	$ 355	**$ 220**	$ 355
Basic earnings (loss) per common share	**$0.16**	$0.37	**($0.16)**	$0.41
Average outstanding shares (in millions)	**126**	115	**121**	115
Diluted earnings (loss) per common share	**$0.15**	$0.33	**($0.16)**	$0.39
Average outstanding shares (in millions)	**149**	135	**121**	134
Shares outstanding at end of period (in millions)	**126**	115	**126**	115

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Operating:				
Net earnings (loss) for the period	**$ 23**	$ 45	**$ (13)**	$ 52
Depreciation, depletion and amortization	**32**	31	**66**	63
Future income taxes (reduction)	**15**	(15)	**3**	(16)
Argentine charges - Peso translation	**27**	-	**33**	-
- US dollar forced conversion recovery	**(9)**	-	**(9)**	-
Cash provided by operating activities	**88**	61	**80**	99
Net changes in non-cash working capital	**(13)**	47	**(3)**	(103)
Cash provided by (used in) operating activities after changes in non-cash working capital	**75**	108	**77**	(4)
Investing:				
Capital assets	**(3)**	(48)	**(9)**	(85)
Other assets	**7**	(8)	**8**	(29)
Other	**12**	3	**13**	6
Cash provided by (used in) investing activities	**16**	(53)	**12**	(108)
Financing:				
Common shares	**2**	-	**108**	1
Bank indebtedness	**(66)**	(52)	**(203)**	(125)
Issue (repayment) of long-term debt	**(3)**	40	**(4)**	270
Common share dividends paid	**-**	-	**(6)**	(6)
Preferred securities charges paid	**-**	(3)	**(3)**	(6)
Cash provided by (used in) financing activities	**(67)**	(15)	**(108)**	134
Increase (decrease) in cash position	**24**	40	**(19)**	22
Cash and cash-equivalents - beginning of period	**8**	-	**51**	18
Cash and cash-equivalents - end of period	**$ 32**	$ 40	**$ 32**	$ 40

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)

	As at June 30, 2002 (Unaudited)	As at June 30, 2001 (Unaudited)	As at December 31, 2001
ASSETS			
Current assets			
Cash and cash-equivalents	**$ 32**	$ 40	$ 51
Accounts receivable	**243**	290	218
Inventories	**352**	454	400
Prepaid expenses	**14**	21	34
	641	805	703
Capital assets	**1,459**	1,505	1,494
Other assets	**99**	176	132
Goodwill	**45**	47	45
	$ 2,244	$ 2,533	$ 2,374
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	**$ 10**	$ 183	$ 211
Accounts payable and accrued liabilities	**339**	335	349
Income and other taxes payable	**9**	26	13
Current portion of long-term debt	**7**	-	7
	365	544	580
Long-term debt	**623**	630	621
Non-recourse financing - Profertil	**137**	146	141
Other liabilities	**143**	133	127
Future income taxes	**168**	182	162
	1,436	1,635	1,631
Shareholders' equity			
Share capital			
Authorized: unlimited common shares and preferred securities			
Issued:			
Common shares: 2002- 126 million (2001-115 million)	**484**	376	376
Preferred securities:			
8% Non-convertible 2002- 7 million (2001-7 million)	**171**	171	171
6% Convertible 2002- 2 million (2001-2 million)	**50**	50	50
Retained earnings	**220**	355	245
Cumulative translation adjustment	**(117)**	(54)	(99)
	808	898	743
	$ 2,244	$ 2,533	$ 2,374

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2002
(Millions of U.S. Dollars)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2001. In management's opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

The consolidated financial statements include the accounts of Agrium Inc. and its subsidiaries.

2. GOODWILL

Effective January 1, 2002 the Corporation has adopted the new accounting standard for goodwill. This standard requires that goodwill and other indefinite life intangible assets be subject to an annual impairment test rather than being amortized. Amortization expense in 2001 was approximately $1-million per quarter, before income taxes.

Under the transitional provisions of the new standard, the Corporation has completed the first step of the transitional impairment test for the reporting unit that includes significant goodwill. The results of that test indicate that goodwill of the Corporation's phosphate business, which is included in the reportable segment entitled "North America Wholesale", might be impaired. The amount of the potential impairment has not been estimated and its measurement is expected to be completed prior to the end of the third quarter, 2002. Any resulting impairment loss will be recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002. The maximum possible impact of this non-cash charge net of taxes would be approximately $27-million.

3. STOCK BASED COMPENSATION

The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	Three months ended June 30,				Six months ended June 30,			
	2002		2001		2002		2001	
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
Net earnings (loss)	$ 23	$ 22	$ 45	$ 44	$ (13)	$ (16)	$ 52	$ 51
Earnings (loss) per common share								
Basic	$ 0.16	$ 0.15	$ 0.37	$ 0.36	$ (0.16)	$ (0.17)	$ 0.41	$ 0.39

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2002
(Millions of U.S. Dollars)
(Unaudited)

4. EARNINGS (LOSS) PER COMMON SHARE

The following table summarizes the computation of net earnings (loss) per common share:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
Numerator:				
Net earnings (loss)	$ **23**	$ 45	$ **(13)**	$ 52
Preferred securities charges net of tax	**(2)**	(3)	**(5)**	(6)
Numerator for basic earnings (loss) per share	**21**	42	**(18)**	46
Preferred securities charges net of tax	**2**	3	**5**	6
Numerator for diluted earnings (loss) per share	$ **23**	$ 45	$ **(13)**	$ 52
Denominator:				
Weighted average denominator for basic common shares	**126**	115	**121**	115
Dilutive instruments:				
Stock options using the treasury stock method	**1**	1	**-**	1
Preferred securities converted to common shares				
$175 million, eight percent	**18**	15	**-**	14
$50 million, six percent	**4**	4	**-**	4
Denominator for diluted earnings per share	149	135	121	134
Basic earnings (loss) per share	$ 0.16	$ 0.37	$ (0.16)	$ 0.41
Diluted earnings (loss) per share	$ 0.15	$ 0.33	$ (0.16)	$ 0.39

As at June 30, 2002, the Corporation has outstanding approximately nine million options to acquire common shares.

5. SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North America, and after harvest in South America.

6. KENAI FACILITY

The Corporation and Union Oil Company of California (Unocal) have commenced litigation over the shortfall in dedicated natural gas reserves to supply the Kenai, Alaska nitrogen production facility. The Corporation continues to dispute with Unocal three issues related to the purchase of certain nitrogen assets from Unocal on September 30, 2000. These issues, described in Note 21 of the 2001 Annual Report, are Unocal's gas supply and deliverability obligations, environmental liabilities and the Earn-out payment. On June 10, 2002 the Corporation filed a lawsuit against Unocal seeking compensatory damages and restitution, punitive damages, and certain declaratory relief relating to gas supply, Earn-out, and environmental matters. Unocal contemporaneously filed suit against the Corporation claiming damages for breach of contract for non-payment of the Earn-out in 2001. In July 2002, Unocal arbitrarily reduced gas supply to the Kenai, Alaksa facility to

132,000 Mcf per day from 155,000 Mcf per day and has asserted that its delivery obligation is 120,000 Mcf per day commencing July 1, 2002. The Corporation is disputing Unocal's attempt to reduce deliveries from the existing, agreed delivery schedule, and put Unocal on notice that to do so is a breach of contract for which the Corporation will seek full damages. The Corporation continues to explore other supply options and is meeting its customer needs from current production.

7. SEGMENTED INFORMATION

The Corporation's primary activity is the production and wholesale marketing of nitrogen, potash, phosphate, sulphate and other fertilizer products, and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled "Other" includes Corporate functions and inter-segment eliminations.

AGRIUM INC.
Segmented Earnings Before Interest Expense and Income Taxes
(Millions of U.S. dollars)
(Unaudited)

	Three months ended June 30,											
	2002						2001					
	North America		South America				North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 379	$ 383	$ 18	$ 12	$ -	$ 792	$ 373	$ 395	$ 14	$ 21	$ -	$ 803
- internal customers	25	-	2	-	(27)	-	26	-	2	-	(28)	-
Total net sales	404	383	20	12	(27)	792	399	395	16	21	(28)	803
Cost of product	348	288	6	5	(28)	619	301	293	10	15	(30)	589
Gross profit	56	95	14	7	1	173	98	102	6	6	2	214
Gross profit %	14%	25%	70%	58%	-4%	22%	25%	26%	38%	29%	-7%	27%
Expenses:												
Selling, general and administrative	8	54	1	1	3	67	7	55	2	4	6	74
Depreciation, depletion and amortization	22	5	4	-	1	32	20	5	3	1	2	31
Other (income) expenses	17	-	1	-	3	21	9	-	1	-	8	18
Argentine charges - Peso translation	-	-	7	-	-	7	-	-	-	-	-	-
- US dollar forced conversion recovery	-	-	(2)	(7)	-	(9)	-	-	-	-	-	-
	47	59	11	(6)	7	118	36	60	6	5	16	123
Earnings (loss) before interest expense and income taxes	$ 9	$ 36	$ 3	$ 13	$ (6)	$ 55	$ 62	$ 42	$ -	$ 1	$ (14)	$ 91

	Six months ended June 30,											
	2002						2001					
	North America		South America				North America		South America			
	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total
Net sales - external customers	$ 570	$ 497	$ 27	$ 15	$ -	$ 1,109	$ 624	$ 504	$ 28	$ 28	$ -	$ 1,184
- internal customers	39	-	2	-	(41)	-	38	-	3	-	(41)	-
Total net sales	609	497	29	15	(41)	1,109	662	504	31	28	(41)	1,184
Cost of product	523	366	12	6	(42)	865	483	365	17	21	(41)	845
Gross profit	86	131	17	9	1	244	179	139	14	7	-	339
Gross profit %	14%	26%	59%	60%	-2%	22%	27%	28%	45%	25%	0%	29%
Expenses:												
Selling, general and administrative	17	95	2	3	4	121	14	97	3	6	12	132
Depreciation, depletion and amortization	44	10	8	1	3	66	42	9	6	3	3	63
Other (income) expenses	21	(2)	1	-	11	31	13	(2)	1	-	12	24
Argentine charges - Peso translation	-	-	19	-	-	19	-	-	-	-	-	-
- US dollar forced conversion recovery	-	-	(2)	(9)	-	(11)	-	-	-	-	-	-
	82	103	28	(5)	18	226	69	104	10	9	27	219
Earnings (loss) before interest expense and income taxes	$ 4	$ 28	$ (11)	$ 14	$ (17)	$ 18	$ 110	$ 35	$ 4	$ (2)	$ (27)	$ 120

AGRIUM INC.

Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Three months ended June 30,											
	2002						2001					
	Net Sales	Cost of Product	Gross Profit	Tonnes (000's) Sales	Tonnes (000's) Inventory	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Tonnes (000's) Sales	Tonnes (000's) Inventory	Margin ($/Tonne)
North America Wholesale												
Nitrogen												
Ammonia	$ 87	$ 81	$ 6	530	266	$ 11	$ 126	$ 85	$ 41	511	365	$ 80
Urea	102	95	7	789	144	9	92	72	20	553	340	36
Nitrate and other	59	59	-	487	135	-	54	43	11	319	270	34
Total Nitrogen	248	235	13	1,806	545	7	272	200	72	1,383	975	52
Phosphate - Dry	64	57	7	334	86	21	47	48	(1)	233	162	(4)
Phosphate - Liquid	14	11	3	39	9	77	11	9	2	29	12	69
Potash	52	30	22	523	255	42	43	25	18	421	272	43
Sulphate and other products	26	15	11	157	88	70	26	19	7	167	75	42
	404	348	56	2,859	983	20	399	301	98	2,233	1,496	44
North America Retail												
Fertilizers	161	115	46				184	132	52			
Chemicals	165	139	26				159	132	27			
Other products and services	57	34	23				52	29	23			
	383	288	95				395	293	102			
South America Wholesale												
Nitrogen	18	5	13	178	32	73	14	9	5	126	12	40
Other products and services	2	1	1				2	1	1			
	20	6	14				16	10	6			
South America Retail												
Fertilizers	10	4	6				17	12	5			
Other products and services	2	1	1				4	3	1			
	12	5	7				21	15	6			
Other	(27)	(28)	1				(28)	(30)	2			
Total	$ 792	$ 619	$ 173				$ 803	$ 589	$ 214			

16 of 18

AGRIUM INC.
Net Sales and Gross Profit by Operating Unit and Product Line
(Millions of U.S. dollars)
(Unaudited)

	Six months ended June 30,											
	2002						2001					
	Net Sales	Cost of Product	Gross Profit	Tonnes (000's) Sales	Tonnes (000's) Inventory	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Tonnes (000's) Sales	Tonnes (000's) Inventory	Margin ($/Tonne)
North America Wholesale												
Nitrogen												
Ammonia	$ 120	$ 111	$ 9	791	266	$ 11	$ 203	$ 132	$ 71	854	365	$ 83
Urea	158	147	11	1,254	144	9	170	126	44	987	340	45
Nitrate and other	85	85	-	680	135	-	90	70	20	527	270	38
Total Nitrogen	363	343	20	2,725	545	7	463	328	135	2,368	975	57
Phosphate - Dry	95	85	10	498	86	20	65	67	(2)	322	162	(6)
Phosphate - Liquid	25	20	5	71	9	70	23	17	6	58	12	103
Potash	88	51	37	890	255	42	73	42	31	719	272	43
Sulphate and other products	38	24	14	240	88	58	38	29	9	244	75	37
	609	523	86	4,424	983	19	662	483	179	3,711	1,496	48
North America Retail												
Fertilizers	217	156	61				241	174	67			
Chemicals	209	166	43				199	155	44			
Other products and services	71	44	27				64	36	28			
	497	366	131				504	365	139			
South America Wholesale												
Nitrogen	27	11	16	264	32	61	29	16	13	218	12	60
Other products and services	2	1	1				2	1	1			
	29	12	17				31	17	14			
South America Retail												
Fertilizers	11	4	7				20	14	6			
Other products and services	4	2	2				8	7	1			
	15	6	9				28	21	7			
Other	(41)	(42)	1				(41)	(41)	-			
Total	$ 1,109	$ 865	$ 244				$ 1,184	$ 845	$ 339			

17 of 18

AGRIUM INC.

Net Sales and Gross Profit by Operating Unit and Product Line

(Millions of U.S. dollars)

(Unaudited)

Three months ended June 30,

	2002						2001					
	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)
North America												
Nitrogen	$ 212	$ 199	$ 13	6%	1,444	$ 9	$ 237	$ 172	$ 65	27%	1,061	$ 61
Phosphate	79	68	11	14%	373	29	58	57	1	2%	262	4
Potash	40	25	15	38%	379	40	31	20	11	35%	272	40
Sulphate and other products	24	14	10	42%	145	-	25	18	7	28%	161	-
North America Retail	383	288	95	25%	-	-	395	293	102	26%	-	-
Other	(27)	(28)	1	-4%	-	-	(28)	(30)	2	-7%	-	-
	711	566	145	20%	2,341	-	718	530	188	26%	1,756	-
International												
Nitrogen	53	39	14	26%	540	26	49	37	12	24%	448	27
Potash	12	5	7	58%	144	49	12	5	7	58%	149	47
Sulphate and other products	4	4	-	0%	12	-	3	2	1	33%	6	-
South America Retail	12	5	7	58%	-	-	21	15	6	29%	-	-
	81	53	28	35%	696	-	85	59	26	31%	603	-
Total	$ 792	$ 619	$ 173	22%	3,037	$ -	$ 803	$ 589	$ 214	27%	2,359	$ -

Six months ended June 30,

	2002						2001					
	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)	Net Sales	Cost of Product	Gross Profit	Gross Profit %	Tonnes (000's)	Margin ($/Tonne)
North America												
Nitrogen	$ 289	$ 267	$ 22	8%	1,976	$ 11	$ 362	$ 261	$ 101	28%	1,689	$ 60
Phosphate	120	106	14	12%	568	25	88	84	4	5%	380	11
Potash	64	41	23	36%	604	38	50	32	18	36%	436	41
Sulphate and other products	34	21	13	38%	205	-	38	28	10	26%	226	-
North America Retail	497	366	131	26%	-	-	504	365	139	28%	-	-
Other	(41)	(42)	1	-2%	-	-	(41)	(41)	-	0%	-	-
	963	759	204	21%	3,353	-	1,001	729	272	27%	2,731	-
International												
Nitrogen	100	85	15	15%	1,013	15	128	83	45	35%	897	50
Potash	24	10	14	58%	286	49	23	10	13	57%	283	46
Sulphate and other products	7	5	2	29%	36	56	4	3	1	25%	18	-
South America Retail	15	6	9	60%	-	-	28	20	8	29%	-	-
	146	106	40	27%	1,335	-	183	116	67	37%	1,198	-
Total	$1,109	$ 865	$ 244	22%	4,688	$ -	$ 1,184	$ 845	$ 339	29%	3,929	$ -